STRICTLY CONFIDENTIAL

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET

NEW YORK, N.Y. 10019-6150

TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

MARTIN LIPTON
HERBERT M. WACHTELL
BERNARD W. NUSSBAUM
RICHARD D. KATCHER
LAWRENCE B. PEDOWITZ
ROBERT B. MAZUR
PAUL VIZCARRONDO, JR.
PETER C. HEIN
HAROLD S. NOVIKOFF
DAVID M. EINHORN
KENNETH B. FORREST
MEYER G. KOPLOW
THEODORE N. MIRVIS
EDWARD D. HERLIHY
DANIEL A. NEFF
ERIC M. ROTH
WARREN R. STERN
ANDREW R. BROWNSTEIN
MICHAEL H. BYOWITZ
PAUL K. ROWE
MARC WOLINSKY
DAVID GRUENSTEIN
PATRICIA A. VLAHAKIS
STEPHEN G. GELLMAN
STEVEN A. ROSENBLUM
PAMELA S. SEYMON
STEPHANIE J. SELIGMAN
ERIC S. ROBINSON
JOHN F. SAVARESE
SCOTT K. CHARLES
ANDREW C. HOUSTON
PHILIP MINDLIN
DAVID S. NEILL
JODI J. SCHWARTZ
ADAM O. EMMERICH
CRAIG M. WASSERMAN
GEORGE T. CONWAY III
RALPH M. LEVENE
RICHARD G. MASON
DOUGLAS K. MAYER
MICHAEL J. SEGAL

DAVID M. SILK
ROBIN PANOVKA
DAVID A. KATZ
ILENE KNABLE GOTTS
DAVID M. MURPHY
JEFFREY M. WINTNER
TREVOR S. NORWITZ
BEN M. GERMANA
ANDREW J. NUSSBAUM
RACHELLE SILVERBERG
DAVID C. BRYAN
STEVEN A. COHEN
GAVIN D. SOLOTAR
DEBORAH L. PAUL
DAVID C. KARP
RICHARD K. KIM
JOSHUA R. CAMMAKER
MARK GORDON
JOSEPH D. LARSON
LAWRENCE S. MAKOW
JEANNEMARIE O'BRIEN
WAYNE M. CARLIN
JAMES COLE, JR.
STEPHEN R. DiPRIMA
NICHOLAS G. DEMMO
IGOR KIRMAN
JONATHAN M. MOSES
T. EIKO STANGE
DAVID A. SCHWARTZ
JOHN F. LYNCH
WILLIAM SAVITT
ERIC M. ROSOF
MARTIN J.E. ARMS
GREGORY E. OSTLING
DAVID B. ANDERS
ADAM J. SHAPIRO
NELSON O. FITTS
JEREMY L. GOLDSTEIN
JOSHUA M. HOLMES
DAVID E. SHAPIRO

GEORGE A. KATZ (1965-1989)
JAMES H. FOGELSON (1967-1991)

OF COUNSEL

WILLIAM T. ALLEN
PETER C. CANELLOS
THEODORE GEWERTZ
THEODORE A. LEVINE
ALLAN A. MARTIN
LEONARD M. ROSEN
MICHAEL W. SCHWARTZ
ELLIOTT V. STEIN
J. BRYAN WHITWORTH
AMY R. WOLF

COUNSEL

MICHELE J. ALEXANDER
ADRIENNE ATKINSON
DIANNA CHEN
ANDREW J.H. CHEUNG
DAMIAN G. DIDDEN
PAMELA EHRENKRANZ
ELAINE P. GOLIN
PAULA N. GORDON
NANCY B. GREENBAUM
MAURA R. GROSSMAN
IAN L. LEVIN
HOLLY M. STRUTT

J. AUSTIN LYONS
LORI S. SHERMAN
JEFFREY C. FOURNAUX
IAN BOCZKO
LAURYN P. GOULDIN
MATTHEW M. GUEST
DAVID E. KAHAN
MARK A. KOENIG
DAVID K. LAM
MICHAEL S. WINOGRAD
KATHRYN GETTLES-ATWA
DANIELLE L. ROSE
BENJAMIN M. ROTH
ANDREW A. SCHWARTZ
DAVID M. ADLERSTEIN
SHIRI BEN-YISHAI
JOSHUA A. FELTMAN
STEPHEN M. FRANCIS
JONATHAN H. GORDON
EMIL A. KLEINHAUS
ADIR G. WALDMAN
AREF H. AMANAT
B. UMUT ERGUN
EVAN K. FARBER
MICHAEL KRASNOVSKY
SARAH A. LEWIS
GARRETT B. MORITZ
JOSHUA A. NAFTALIS
MEREDITH L. TURNER
YELENA ZAMACONA
KARESSA L. CAIN
WILLIAM EDWARDS
JAMES R. GILMARTIN
ADAM M. GOGOLAK
JONATHAN GOLDIN
VICTOR GOLDFELD
CATHERINE HARDEE
DANIEL E. HEMLI
GORDON S. MOODIE
JOHN A. NEUMARK
MICHAEL ROSENBLAT
LINDSAY R. SELLERS
DONGJU SONG
AMANDA L. STRAUB
BRADLEY R. WILSON
NATHANIEL L. ASKER
FRANCO CASTELLI

DAVID B. FEIRSTEIN
ROSS A. FIELDSTON
DAVID FISCHMAN
JESSE E. GARY
MICHAEL GERBER
SCOTT W. GOLENBOCK
ROBERT J. JACKSON, JR.
CAITH KUSHNER
GRAHAM W. MELI
JOSHUA M. MILLER
JASAND MOCK
OPHIR NAVE
GREGORY E. PESSIN
CARRIE M. REILLY
ERIC ROSENSTOCK
ANGOLA RUSSELL
WON S. SHIN
JEFFREY UNGER
MARK F. VEBLEN
CARMEN WOO
ANDREW M. WOOLF
STELLA AMAR
ADRIAN L. BELL
BENJAMIN R. CARALE
DOUGLAS R. CHARTIER
LAUREN COOPER
RODMAN K. FORTER
BETTY W. GEE
VINCENT G. KALAFAT
JENNIFER R. KAMINSKY
LAUREN M. KOFKE
JONATHON R. La CHAPELLE
SABASTIAN V. NILES
BRANDON C. PRICE
MICHAEL SABBAH
KEVIN S. SCHWARTZ
JOEY SHABOT
SHLOMIT WAGMAN
C. LEE WILSON
RACHEL A. WILSON
ALISON M. ZIESKE
MICHAEL S. BENN
CHRISTINA O. BRODERICK
JAMES D. CUNEO
JASON S. OH
JUSTIN S. ROSENBERG

April 25, 2008

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Todd Schiffman
Christian Windsor
Mark Webb

Re: JPMorgan Chase & Co. Form S-4 (File No. 333-150208) filed April 11, 2008

Gentlemen:

     Pursuant to our telephone conversation earlier this afternoon, I am writing, on behalf of JPMorgan Chase & Co. (“JPMorgan Chase”), to clarify our April 23, 2008 response to comment 7 of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance dated April 21, 2008 with respect to the above-referenced filing. By this letter I clarify that in such response, we used the phrase “material contract” within the meaning of Item 601(b)(10) of Regulation S-K. In other words, JPMorgan Chase does not believe the term sheet with the Federal Reserve Board of New

Securities and Exchange Commission
April 25, 2008

York or the agreements resulting therefrom, when finalized, is or will be a material contract (within the meaning of Item 601(b)(10) of Regulation S-K) to JPMorgan Chase.

****

     Please feel free to contact the undersigned (telephone no. 212-403-1381) of Wachtell, Lipton, Rosen & Katz, counsel to JPMorgan Chase, should you require further information or have any questions.

Sincerely,

/s/Nicholas G. Demmo
Nicholas G. Demmo